UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

25 June 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Centene Corporation

File No. 1-31826 -- CF# 25091

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       Centene Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on April 27, 2010.

       Based on representations by Centene Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

                 Exhibit 10.1   through August 31, 2010

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                                   Timothy S. Levenberg
                                   Special Counsel